IAC/InterActiveCorp
152 West 57th Street
New York, New York 10019

Expedia, Inc.
3150 139th Avenue SE
Bellevue, Washington 98005

June 16, 2005

Via EDGAR and Facsimile

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  IAC/InterActiveCorp
  Expedia, Inc.
  Registration Statement on Form S-4
  File Nos. 333-124303 and 333-124303-01

Ladies and Gentlemen:

        Each of IAC/InterActiveCorp and Expedia, Inc. hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 5pm on June 16, 2005, or as soon thereafter as practicable.

IAC/INTERACTIVECORP
By:	/s/ GREGORY R. BLATT
	Name:	Gregory R. Blatt
	Title:	Executive Vice President, General Counsel and Secretary
EXPEDIA, INC.
By:	/s/ DARA KHOSROWSHAHI
	Name:	Dara Khosrowshahi
	Title:	Chief Executive Officer